Magna International Inc.
337 Magna Drive
Aurora, ON Canada L4G 7K1
Magna International Inc. (TSX: MG.A, MG.B;
NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2006.

    <<
    -------------------------------------------------------------------------
                                THREE MONTHS ENDED             YEAR ENDED
                                    DECEMBER 31,              DECEMBER 31,
                           ------------------------  ------------------------
                                 2006         2005         2006         2005
                           -----------  -----------  -----------  -----------
    Sales                  $    6,368   $    5,854   $   24,180   $   22,811

    Operating income       $       42   $      125   $      792   $      942

    Net income             $       29   $       83   $      528   $      639

    Diluted earnings
     per share             $     0.26   $     0.75   $     4.78   $     5.90

    -------------------------------------------------------------------------
        All results are reported in millions of U.S. dollars, except per share figures.
    -------------------------------------------------------------------------
    >>

    YEAR ENDED DECEMBER 31, 2006

    We posted sales of $24.2 billion for 2006, an increase of 6% over 2005. This higher sales level was achieved as a result of increases in our North American, European and Rest of World production sales, our complete vehicle assembly sales, and our tooling, engineering and other sales.
    During 2006, North American and European average dollar content per vehicle increased 6% and 14% respectively, over 2005. During 2006, North American and European vehicle production declined 2% and 3% respectively, compared to 2005.
    Complete vehicle assembly sales increased 7% to $4.4 billion for 2006 compared to $4.1 billion for 2005 and complete vehicle assembly volumes increased 8% to approximately 248,000 units.
    Our operating income was $792 million for 2006 compared to $942 million for 2005, and we earned net income for 2006 of $528 million compared to $639 million for 2005. Diluted earnings per share were $4.78 for 2006 compared to $5.90 for 2005.
    During 2006, we generated cash from operations before changes in non cash operating assets and liabilities of $1.44 billion, and generated $157 million from non cash operating assets and liabilities. Total investment activities for 2006 were $1.18 billion, including $793 million in fixed asset additions, $284 million to purchase subsidiaries, and a $99 million increase in investments and other assets.

    THREE MONTHS ENDED DECEMBER 31, 2006
    ------------------------------------

    We posted sales of $6.4 billion for the fourth quarter ended December 31, 2006, an increase of 9% over the fourth quarter of 2005. This higher sales level was achieved as a result of increases in our European and Rest of World production sales, complete vehicle assembly sales, and tooling, engineering and other sales, offset in part by a reduction in our North American production sales.
    During the fourth quarter of 2006, North American and European average dollar content per vehicle increased 5% and 24% respectively, over the comparable quarter in 2005. During the fourth quarter of 2006, North American and European vehicle production declined 8% and 2% respectively, compared to the fourth quarter of 2005.
    Complete vehicle assembly sales increased 19% to $1.25 billion for the fourth quarter of 2006 compared to $1.05 billion for the fourth quarter of 2005 while complete vehicle assembly volumes were essentially unchanged.
    Our operating income was $42 million for the three months ended
December 31, 2006 compared to $125 million for the three months ended
December 31, 2005, and we earned net income for the fourth quarter of 2006 of $29 million compared to $83 million for the fourth quarter of 2005. Diluted earnings per share were $0.26 for the fourth quarter of 2006 compared to $0.75 for the fourth quarter of 2005.
    During the three months ended December 31, 2006, we generated cash from operations before changes in non cash operating assets and liabilities of $324 million, and generated $474 million from non cash operating assets and liabilities. Total investment activities for the fourth quarter of 2006 were $320 million, including $249 million in fixed asset additions, $30 million to purchase subsidiaries, and a $41 million increase in investments and other assets.

    IMPAIRMENT CHARGES, RESTRUCTURING CHARGES AND OTHER CHARGES AND GAINS
    ---------------------------------------------------------------------

    During the years ended December 31, 2006 and 2005, we recorded a number of unusual items, including impairment charges associated with long-lived assets and goodwill, restructuring charges associated with our assessment of our global operating structure and capacity, and other charges and gains.
    For the years ended December 31, 2006 and 2005, the aggregate net charge before income taxes and minority interest for unusual items totalled
$148 million and $145 million, respectively. On a per share basis, the aggregate net charge for unusual items was $1.04 and $1.05 in 2006 and 2005, respectively.
    For the fourth quarters of 2006 and 2005, the aggregate net charge before income taxes for unusual items was $91 million and $157 million, respectively. On a per share basis, the aggregate net charge for unusual items was $0.73 and $1.07 in the fourth quarters of 2006 and 2005, respectively.
    A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2006 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    DIVIDEND
    --------

    Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended December 31, 2006. The dividend of U.S. $0.19 per share is payable on March 23, 2007 to shareholders of record on March 13, 2007.
    Vince Galifi, our Executive Vice President and Chief Financial Officer, said: "The difficult automotive environment during 2006, particularly in North America, took its toll on our 2006 financial results. We believe it is prudent to review all uses of cash with an eye to maintaining our strong financial position in light of continuing industry challenges. Our Board's decision to adjust our dividend as a result of our reduction in profitability reflects this view."

    UPDATED 2007 OUTLOOK
    --------------------

    For the full year 2007, we expect consolidated sales to be between $22.9 billion and $24.2 billion, based on full year 2007 light vehicle production volumes of approximately 15.4 million units in North America and approximately 15.5 million units in Europe. Full year 2007 average dollar content per vehicle is expected to be between $770 and $800 in North America and between $375 and $400 in Europe. We expect full year 2007 complete vehicle assembly sales to be between $3.5 billion and $3.8 billion.
    In addition, we expect that full year 2007 spending for fixed assets will be in the range of $800 million to $850 million.
    In our 2007 outlook we have assumed no significant acquisitions or divestitures, and no significant labour disruptions in our principal markets. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates as of today's date.
    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems, seating systems, closure systems; metal body and structural systems; vision and engineered glass systems; plastic body, lighting and exterior trim systems, various powertrain and drivetrain systems; retractable hard top and soft top roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

    -------------------------------------------------------------------------
    We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter results on Tuesday, February 27, 2007 at 8:30 a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1 800 377 5794. The number for overseas callers is 1 416 620 2415. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Tuesday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726 7035.

    For teleconferencing questions, please call 905-726 7103.
    -------------------------------------------------------------------------

    FORWARD-LOOKING STATEMENTS
    --------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    -------------------------------------------------------------------------
    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
    -------------------------------------------------------------------------


    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
    This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended
December 31, 2006 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005 included in our 2005 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and year ended December 31, 2006 and the audited consolidated financial statements for the year ended December 31, 2005 were both prepared in accordance with Canadian generally accepted accounting principles.
    This MD&A has been prepared as at February 26, 2007.

    OVERVIEW
    -------------------------------------------------------------------------

    We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We follow a corporate policy of functional and operational decentralization. We conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2006, we had 229 manufacturing divisions and 62 product development and engineering centres in 23 countries. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: interiors; seating; closures; metal body and structural systems; vision and engineered glass systems; electronics; plastic body, lighting and exterior trim systems; various powertrain and drivetrain systems; retractable hard top and soft top roof systems; and complete vehicle engineering and assembly.
    During 2005, we completed the privatizations of our former public subsidiaries: Tesma International Inc. ("Tesma"); Decoma International Inc. ("Decoma"); and Intier Automotive Inc. ("Intier") (the "Privatizations"). The Privatizations have allowed us to: improve our strategic positioning, particularly with respect to the development of vehicle modules that cross our traditional product lines; better exploit our various competencies, particularly our complete vehicle expertise; and achieve various other efficiencies.
    Our operations are segmented on a geographic basis between North America, Europe, and Rest of World (primarily Asia and South America). A co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.
    Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, environmental emission and safety issues. A number of other factors, discussed below under "Industry Trends and Risks" also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries.

    HIGHLIGHTS
    -------------------------------------------------------------------------

    During 2006, we recorded sales of $24.2 billion, an increase of 6% over 2005. This higher sales level was achieved as a result of growth in our North American and European dollar content per vehicle of 6% and 14%, respectively, and increases in Rest of World production sales, complete vehicle assembly sales, and tooling, engineering and other sales.
    These increases were offset in part by reductions in North American and European vehicle production levels of 2% and 3%, respectively. More importantly, during 2006 our largest OEM customers in North America significantly reduced vehicle production levels, particularly on certain light truck programs. While overall North American vehicle production volumes declined 2% in 2006 compared to 2005, General Motors ("GM"), Ford and Chrysler light truck production declined 6%, 18% and 10%, respectively. These declines were even more pronounced during the second half of 2006, with production declines on GM, Ford and Chrysler light truck programs of 14%, 28% and 13%, respectively, a period when overall North American vehicle production volumes declined 7%.
    The production declines reflect a number of factors that continue to impact our largest customers in North America, including declining market share, high inventory levels on certain vehicles, and a shift in consumer preferences away from light trucks. The lower production levels at our largest OEM customers, particularly for certain light trucks, negatively impacted our sales and earnings, as our content on a number of these programs is higher than our consolidated average dollar content per vehicle in North America.
    Operating income for 2006 decreased 16% or $150 million to $792 million from $942 million for 2005. Excluding the unusual items recorded in 2006 and 2005 (see "Unusual Items" below), operating income for 2006 decreased
$147 million or 14%. The decrease in operating income excluding unusual items was primarily due to a substantial underperformance at most of our interior systems facilities, operational inefficiencies and other costs at certain facilities, costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program, an accrual of the minimum required payment under our Employee Equity and Profit Participation Program ("EEPPP"), lower sales on certain higher content programs in North America, as well as incremental customer price concessions. These factors were partially offset by additional margins earned on the launch of new programs during or subsequent to 2005, lower warranty costs, increased margins earned on higher volumes for certain assembly programs, the acquisition of CTS Fahrzeug-Dachsysteme GmbH, Beitingheim-Bissingen ("CTS"), and the closure, during or subsequent to 2005, of certain underperforming divisions that were incurring losses.
    Net income for 2006 decreased 17% or $111 million to $528 million from $639 million for 2005. Excluding the unusual items recorded in 2006 and 2005 (see "Unusual Items" below), net income for 2006 decreased 15% or $110 million. The decrease in net income excluding unusual items was primarily a result of the decrease in operating income (excluding unusual items) partially offset by lower income taxes (excluding unusual items) and lower minority interest expense. Income taxes were lower despite the negative impact of an unfavourable tax decision (see "Incomes Taxes" below).
    Diluted earnings per share for 2006 decreased 19% or $1.12 to $4.78 from $5.90 for 2005. Excluding the unusual items recorded in 2006 and 2005 (see "Unusual Items" below), diluted earnings per share decreased 16% or $1.13 primarily as a result of the decrease in net income (excluding unusual items) and an increase in the weighted average number of diluted shares outstanding in 2006, primarily as a result of the Class A Subordinate Voting Shares issued in 2005 on completion of the Privatizations.

    <<
    Unusual Items

    During 2006 and 2005, we recorded certain unusual items as follows:

                                2006                          2005
                  -----------------------------  ----------------------------
                                        Diluted                       Diluted
                  Operating      Net   Earnings  Operating     Net   Earnings
                    Income    Income  per Share   Income    Income  per Share
    -------------------------------------------------------------------------
    Impairment
     charges(1)    $   (54)  $   (46)  $ (0.41)  $  (131)  $   (98)  $ (0.90)
    Restructuring
     charges(2)        (77)      (65)    (0.58)      (59)      (48)    (0.44)
    Sale of
     facilities(3)     (17)      (15)    (0.14)       16        10      0.09
    Future tax
     recovery(5)         -        10      0.09         -         -         -
    Charges
     associated
     with
     MG Rover(4)         -         -         -       (15)      (13)    (0.12)
    Settlement
     gain(5)             -         -         -        26        16      0.15
    Foreign
     currency
     gain(5)             -         -         -        18        18      0.17
    -------------------------------------------------------------------------
    Total unusual
     items         $  (148)  $  (116)  $ (1.04)  $  (145)  $  (115)  $ (1.05)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    (1) Impairment Charges

        In conjunction with our annual goodwill impairment analysis and consideration of other indicators of impairment of our long-lived assets at certain operations, we have recorded impairment charges as follows:

                                      2006                      2005
                           ------------------------  ------------------------
                            Operating          Net    Operating          Net
                               Income       Income       Income       Income
        ---------------------------------------------------------------------

        (a) Long-lived asset
             impairments:
            Europe         $       41   $       38   $       89   $       63
            North America          13            8           21           14

        (b) Goodwill
             impairment:
            Europe                  -            -           21           21
        ---------------------------------------------------------------------
                           $       54   $       46   $      131   $       98
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) Long-lived assets impairments

            Europe

            During 2006, we recorded asset impairments of $41 million relating to certain assets and facilities due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects. Asset impairments were recorded as follows:

            Germany (exterior systems)                            $       18
            Austria (powertrain systems)                                  11
            United Kingdom (interior systems)                              8
            Czech Republic (seating systems)                               2
            Spain (interior systems)                                       2
            -----------------------------------------------------------------
                                                                  $       41
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            During 2005, we recorded asset impairments of $89 million in Europe relating to certain exterior systems facilities in the United Kingdom, Belgium and Germany, and a closure systems facility in the Czech Republic.

            North America

            During 2006, we identified issues relating to certain interior systems facilities in the United States, including projected losses throughout our business planning period as a result of existing and forecasted sales levels. As a result, we recorded asset impairments of $13 million relating to certain assets at these facilities.

            During 2005, we recorded asset impairments of $21 million related to an exterior systems facility in Canada and certain powertrain facilities in the United States.

        (b) Goodwill impairment

            In conjunction with our annual business planning cycle, we completed our goodwill impairment analysis. As a result of this analysis, no goodwill impairment charge was recorded during 2006. During 2005, we recorded a $21 million goodwill impairment charge related to our exterior systems reporting unit in Europe.

    (2) Restructuring Charges

        Europe

        In Europe, restructuring charges totalled $43 million for 2006 compared to $33 million for 2005. Specifically, we recorded a $24 million charge related to the planned closure of a mirrors facility in Ireland and an $11 million charge related to the closure of an exterior systems facility in Belgium.

        The restructuring charges in 2005 related primarily to severance costs at a mirrors facility in Ireland, an exterior systems facility in Belgium, and an engineering centre in France.

        North America

        In North America, restructuring charges totalled $34 million for 2006 compared to $21 million for 2005. Specifically, we recorded a $22 million charge as a result of an agreement we reached with employees related to rightsizing a powertrain facility in the United States. The balance of restructuring and rationalization charges related primarily to certain powertrain and seating facilities in the United States.

        The restructuring charges in 2005 related primarily to severance costs incurred as a result of the Privatizations and the consolidation and/or closure of certain exterior systems, powertrain and stampings facilities in Canada and the United States.

        In addition, we expect to incur additional restructuring and rationalization charges during 2007.

    (3) Sale of Facilities

        During 2006, we entered into agreements for the sale of two underperforming powertrain facilities. As a result, we incurred losses on disposition of the facilities of $12 million and $5 million in Europe and North America, respectively. During 2005, we recorded a $16 million gain on sale of a non-core seat component facility in North America.

    (4) MG Rover

        In April 2005, MG Rover Group Limited ("MG Rover") was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States (the "MG Rover situation"). As a result, we recorded charges of $15 million related to our MG Rover assets and supplier obligations during 2005.

    (5) Other Unusual Items

        During 2006 we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.

        During 2005 we also recorded the following unusual items:

        - the receipt of $26 million awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project; and
        - an $18 million foreign currency gain on the repatriation of funds from Europe.
    >>

    Key Achievements

    During 2006, in addition to managing the significant industry challenges facing the automotive supply base, we achieved the following:

    Continued Geographic Diversification

    We continued to expand our presence outside of our traditional markets of North America and Western Europe. Rest of World production sales grew 57% in 2006 to $269 million, and have nearly doubled since 2004. As a result of our continued investments in markets such as China, Korea and India, we expect continued growth in our Rest of World sales over the next few years. In addition, we continue to invest and seek business opportunities in Central and Eastern Europe, in order to further grow our presence globally.

    J.D. Power Award

    Magna Steyr's vehicle assembly facility in Graz, Austria was awarded a J.D. Power Gold Plant Quality Award in Europe. It is the first time this award has been given to an automotive supplier. The award recognizes that our Graz facility produces vehicles with the fewest number of defects as compared to other European assembly facilities. This is a remarkable achievement, considering the complexity involved in building eight different vehicles, for three different customers, at one vehicle assembly location.

    Acquisition of Car Top Systems

    In February 2006, we purchased CTS from Porsche AG. CTS is one of the world's leading manufacturers of retractable hard top and soft top roof systems, a product area that we believe has good growth potential. The acquisition allows us to leverage our closure systems and complete vehicle capabilities to improve our offerings to our customers.

    Investment in Shin Young Metal

    We acquired a 41% interest in Shin Young Metal Co. ("Shin Young"), a Korean-based supplier of major stampings, welded assemblies and tooling. Shin Young operates five manufacturing sites in Korea, and is a Tier 1 supplier to Hyundai. Hyundai and Shin Young also jointly own a facility in Alabama. We anticipate that this investment may provide us opportunities for new business in Korea and elsewhere in the world, as Hyundai continues to expand globally.

    Ford World Excellence Awards

    Six of our operating divisions were awarded the Ford Motor Company World Excellence Awards for exemplary performance. The six awards were the most given to any one supplier, out of a total of 60 World Excellence Awards presented to Ford's suppliers globally.

    Toledo Paint Shop

    We collaborated with Chrysler Group in their Supplier Park project in Toledo, Ohio. Our Magna Steyr unit manages and operates the paint shop facility for Chrysler Group's new Toledo South Assembly Plant, which started production of the 2007 Jeep Wrangler during 2006. Operating the paint shop facility builds on our relationship with Chrysler in producing complete vehicles, and strengthens Magna Steyr's capabilities in North America.

    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------

    A number of trends have had a significant impact on the global automotive industry in recent years, including:

    <<
    - the growth of Asian-based OEMs in North America and Europe and declining market share at certain of our customers in our traditional markets;
    - increased pressure by OEMs on automotive suppliers to bear additional costs and reduce their prices, including though retroactive price reductions;
    - elevated raw materials and commodity prices, such as steel and resin, as well as energy prices;
    - the deterioration of the financial condition of the automotive supply base and certain OEMs;
    - the growth of the automotive industry in China, Korea, India and other Asian countries, as well as parts of eastern Europe, and the migration of manufacturing to such lower cost countries;
    - increased engineering capabilities required in order to be awarded new business for more complex systems and modules;
    -   increased outsourcing of larger modules;
    - increased prevalence of vehicles built off high-volume global vehicle platforms; and
    - increased customer and consumer demand for lighter, more fuel-efficient vehicles, additional safety features, improved comfort, convenience and space optimization features, alternative fuel systems and advanced electronics systems.

    The following are some of the more significant risks that could affect our ability to achieve our desired results:

    - The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates, energy prices and international conflicts (including acts of terrorism). Automotive sales and production can also be affected by other factors, including labour relations issues, regulatory requirements and trade agreements. In North America, the industry is characterized by significant overcapacity, fierce competition and significant pension and other post employment benefit costs for the domestic OEMs. In Europe, the market structure is relatively fragmented and is also characterized by significant overcapacity and fierce competition. As a result of these and other conditions, some of our customers are currently experiencing or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A reduction in vehicle production volumes by any of our significant customers could have a material adverse effect on our profitability.

    - Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of a number of North American and European OEMs and automotive component suppliers. Increased raw materials prices, including steel and resins, and energy prices are also adversely affecting OEMs and automotive component suppliers. Other economic conditions, such as increased gas prices, have affected and could further threaten sales of certain models, such as full-size sport utility vehicles and light trucks. All of these conditions, coupled with a continued decline in market share, could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

    - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to four such customers, two of which are rated as below investment grade by credit rating agencies. We are attempting to further diversify our customer base, particularly to increase our business with Asian based OEMs. A decline in overall production volumes by any of our four largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have an adverse effect on our profitability.

    - We are dependent on outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to OEMs, capacity utilization, and labour relations among OEMs, their employees and unions. In the case of outsourcing of complete vehicle assembly, the extent of outsourcing is particularly dependent on the degree of unutilized capacity at the OEMs' own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

    - The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, Korea, India and other countries in Asia, as well as parts of Eastern Europe. As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls;
        insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant production contract to a competitor in low cost countries or significant costs and risks incurred to enter and carry on business in these countries could have an adverse effect on our profitability.

    - Prices for key commodities used in our parts production, particularly steel and resin, remain at elevated levels with the possibility of future increases in some commodities. We expect steel prices will remain at elevated levels in 2007 compared to levels earlier this decade. Approximately half of our steel is acquired through resale programs operated by the OEMs, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, a steel supplier has challenged its long-term agreements with us for certain steel products while steel prices were rising and, to the extent that it successfully disputes, terminates or otherwise refuses to honour its contracts, our maximum potential exposure as at December 31, 2006 would be less than $135 million and we will have future exposure to steel price increases to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased commodity prices through hedging strategies, by engineering products with reduced steel, resin or other commodity content, or by passing additional steel and resin costs to our customers, such additional commodity costs could have a material adverse effect on our profitability.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers. Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer's production could negatively impact our production, resulting in unrecoverable losses. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

    - We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over a pre-defined supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions or reductions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition.

    - We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. In particular, some OEMs have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could have an adverse effect on our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer's warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

    - Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

    - We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. Currently, we have third party liability coverage under insurance policies. This coverage will continue until August 2007 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our profitability and financial condition.

    - In response to the increasingly competitive automotive industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

    - We recorded significant impairment charges in 2006 and may do so in 2007 and beyond. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

    - We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

    - From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which is dependent on a wide range of factors, including the production readiness of manufacturing space, as well as issues relating to manufacturing processes, tooling, equipment and sub-suppliers. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

    - From time to time, we may become liable for legal, contractual and other claims by various parties, including, customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Average Foreign Exchange

                        For the three months             For the year
                         ended December 31,            ended December 31,
                   ----------------------------  ----------------------------
                      2006      2005    Change      2006      2005    Change
    -------------------------------------------------------------------------

    1 Canadian
     dollar equals
     U.S. dollars    0.877     0.853     +   3%    0.882     0.826     +   7%
    1 euro equals
     U.S. dollars    1.292     1.188     +   9%    1.257     1.244     +   1%
    1 British
     pound equals
     U.S. dollars    1.920     1.747     +  10%    1.845     1.819     +   1%
    -------------------------------------------------------------------------
    >>

    The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2006 impacted the reported U.S. dollar amounts of our sales, expenses and income.
    The results of operations whose functional currency is not the U.S.
dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
    Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
    Finally, results were impacted by holding gains and losses on foreign currency denominated monetary items, which were recorded in selling, general and administrative expenses.

    <<
    RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2006
    -------------------------------------------------------------------------
    Sales
                                              2006         2005       Change
    -------------------------------------------------------------------------
    Vehicle Production Volumes
     (millions of units)
      North America                         15.335       15.722        -   2%
      Europe                                15.536       15.959        -   3%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                     $      775   $      731        +   6%
      Europe                            $      362   $      317        +  14%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                   $   11,883   $   11,499        +   3%
        Europe                               5,624        5,058        +  11%
        Rest of World                          269          171        +  57%
      Complete Vehicle Assembly              4,378        4,110        +   7%
      Tooling, Engineering and Other         2,026        1,973        +   3%
    -------------------------------------------------------------------------
    Total Sales                         $   24,180   $   22,811        +   6%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total sales reached a record level, increasing 6% or $1.4 billion to $24.2 billion for 2006 compared to $22.8 billion for 2005.

    External Production Sales - North America

    External production sales in North America increased 3% or $384 million to $11.9 billion for 2006 compared to $11.5 billion for 2005. This increase in production sales reflects a 6% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes. More importantly, production volumes at our largest North American customers continued to deteriorate. While North American vehicle production volumes declined 2% during 2006 compared to 2005, production volumes at GM, Ford and Chrysler declined 4%, 9% and 8%, respectively. These declines were even more pronounced during the second half of 2006, with production declines at GM, Ford and Chrysler of 11%, 17% and 11%, respectively, a period when North American vehicle production volumes declined 7%.
    Our average dollar content per vehicle grew by 6% or $44 to $775 for 2006 compared to $731 for 2005, primarily as a result of:

    <<
    -   the launch of new programs during or subsequent to 2005, including:
        -  GM's next generation full-size pickups and SUVs;
        -  the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKZ;
        -  the Chevrolet HHR;
        -  the Dodge Caliber;
        -  the Chevrolet Impala;
        -  the Ford Explorer / Sport Trac and Mercury Mountaineer; and
        -  the Buick Lucerne;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;
    -   increased production and/or content on certain programs, including:
        -  the Mercedes M-Class; and
        -  the BMW Z4; and
    -   the acquisition of CTS in February 2006.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
        -  the Ford Escape, Mercury Mariner and Mazda Tribute;
        -  the Chevrolet Envoy, Buick Rainier and GMC Trailblazer;
        -  the Cadillac STS;
        -  the Ford Freestar and Mercury Monterey;
        -  the Jeep Grand Cherokee;
        -  the Chrysler Pacifica;
        -  the Ford F-Series SuperDuty; and
        -  the Cadillac CTS;
    -   programs that ended production during or subsequent to 2005; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 11% or $566 million to $5.6 billion for 2006 compared to $5.1 billion for 2005. This increase in production sales reflects a 14% increase in our European average dollar content per vehicle partially offset by a 3% decline in European vehicle production volumes.
    Our average dollar content per vehicle grew by 14% or $45 to $362 for 2006 compared to $317 for 2005, primarily as a result of:

    <<
    - acquisitions completed during or subsequent to 2005, including CTS in February 2006;
    - the launch of new programs during or subsequent to 2005, including the Honda Civic;
    -   increased production and/or content on certain programs, including:
        -  the Mercedes B-Class; and
        -  the BMW X3; and
    - an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound against the U.S. dollar.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Mercedes C-Class;
        -  the Mercedes A-Class;
        -  the Chrysler Voyager and Grand Voyager; and
        -  the Nissan Micra;
    - programs that ended production during or subsequent to 2005, including production on all MG Rover programs as a result of the MG Rover situation; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 57% or $98 million to $269 million for 2006 compared to $171 million for 2005. The increase in production sales is primarily a result of:

    <<
    -   increased production sales at existing facilities in China;
    -   the ramp-up of production at new facilities in China;
    -   increased production sales at our powertrain facilities in Korea;
    - an increase in production sales at a closures systems facility in Brazil;
    -   the acquisition of a mirrors facility in South Africa; and
    - an increase in reported U.S. dollar sales due to the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.
    >>

    These factors were partially offset by the closure during 2005 of an exterior systems facility in Brazil and an engineered glass facility in Malaysia.

    Complete Vehicle Assembly Sales

    The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value added assembly fee only.
    Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full cost basis and programs accounted for on a value added basis also impact our levels of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

    <<
                                              2006         2005       Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales     $    4,378   $    4,110        +   7%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:                         157,963      151,027        +   5%
        BMW X3, Mercedes E-Class and
         G-Class, and Saab 9(3)
         Convertible
    Value-Added:                            90,096       79,478        +  13%
        Jeep Grand Cherokee,
         Chrysler 300, Chrysler
         Voyager, and Jeep Commander
    -------------------------------------------------------------------------
                                           248,059      230,505        +   8%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Complete vehicle assembly volumes increased 8% to 248,059 units for 2006 compared to 230,505 units for 2005. Complete vehicle assembly sales increased 7% or $268 million to $4.4 billion for 2006 compared to $4.1 billion for 2005. The increase in complete vehicle assembly sales is primarily the result of:

    <<
    -   the increase in assembly volumes for:
        -  the BMW X3; and
        -  the Saab 9(3) Convertible;
    - the launch of assembly programs during or subsequent to 2005, including:
        -  the Chrysler 300 in the second quarter of 2005; and
        -  the Jeep Commander in the first quarter of 2006; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

    These increases were partially offset by a decrease in assembly volumes for:

    -   the Mercedes G-Class;
    -   the Mercedes E-Class 4MATIC;
    -   the Chrysler Voyager; and
    -   the Jeep Grand Cherokee.
    >>

    The fourth quarter of 2006 marked the end of production for the Mercedes E-Class 4MATIC at our Graz vehicle assembly facility, as DaimlerChrysler will assemble this vehicle in-house.

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 3% or $53 million to $2.03 billion for 2006 compared to $1.97 billion for 2005. The increase in tooling, engineering and other sales is primarily as a result of the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar. The sustained level of tooling, engineering and other sales reflects our continued involvement in new production programs.
    In 2006, the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   GM's next generation full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the Ford Edge and Lincoln MKX;
    -   the BMW X3, Z4, X5 and 3-Series programs;
    -   the Dodge Caliber;
    -   the Ford Escape;
    -   the Saturn VUE;
    -   the Freightliner P-Class;
    -   the Suzuki XL7;
    -   the Mercedes M-Class; and
    -   the Ford F-Series.

    In 2005 the major programs for which we recorded tooling, engineering and other sales were:

    -   the BMW X5;
    -   the Jeep Wrangler;
    -   the Mercedes M-Class and R-Class;
    -   GM's next generation full-size pickup and SUVs;
    -   the Ford F-Series SuperDuty;
    -   the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKE;
    -   the Hummer H3; and
    -   the Dodge Caliber.
    >>

    Gross Margin

    Gross margin decreased $11 million to $2.97 billion for 2006 compared to $2.98 billion for 2005, and gross margin as a percentage of total sales decreased to 12.3% for 2006 compared to 13.1% for 2005. In 2006, the unusual items discussed in the "Highlights" section above negatively impacted gross margin and gross margin as a percentage of total sales by $43 million and 0.2%, respectively. In 2005, the unusual items discussed in the "Highlights" section above negatively impacted gross margin by $11 million. Excluding these unusual items, the 0.6% decrease in gross margin as a percent of sales was primarily a result of:

    <<
    - substantial underperformance at most of our interior systems facilities;
    -   operational inefficiencies and other costs at certain facilities;
    - costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program;
    -   the accrual of the minimum required payment under our EEPPP;
    - lower margins as a result of a decrease in production volumes for certain programs; and
    -   incremental customer price concessions.

    The factors contributing to the decrease in gross margin as a percentage of sales were partially offset by:

    - a favourable revaluation to warranty accruals, substantially in Europe;
    -   productivity and efficiency improvements at certain divisions;
    -   price reductions from our suppliers; and
    -   incremental gross margin earned on program launches.
    >>

    Depreciation and Amortization

    Depreciation and amortization costs increased 11% or $79 million to $790 million for 2006 compared to $711 million for 2005. The increase in depreciation and amortization was primarily as a result of:

    <<
    - the purchase of subsidiaries, including depreciation and amortization of assets related to the CTS acquisition in February 2006 and the amortization of fair value increments related to the Privatizations;
    - depreciation and amortization of assets at new facilities that launched during or subsequent to 2005;
    - an increase in assets employed in the business to support future growth; and
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar.
    >>

    Selling, General and Administrative ("SG&A")

    SG&A expenses as a percentage of sales increased to 5.6% for 2006 compared to 5.3% for 2005. SG&A expenses increased 14% or $162 million to $1,360 million for 2006 compared to $1,198 million for 2005. Excluding the unusual items discussed in the "Highlights" section above, SG&A expenses increased by $114 million primarily as a result of:

    <<
    - increased selling, general and administrative expenses related to the acquisition of CTS in February 2006;
    - increased costs incurred at certain underperforming divisions in Europe;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and
    - higher infrastructure costs to support the increase in sales levels, including spending to support program launches.

    These factors were partially offset by:

    -   lower stock option compensation expense; and
    -   lower incentive compensation.
    >>

    Impairment Charges

    Impairment charges decreased $77 million to $54 million for 2006 compared to $131 million for 2005. For a complete discussion of the impairment charges, see the "Highlights" section above and note 2 of the accompanying unaudited consolidated financial statements for the three months and year ended
December 31, 2006.

    Earnings before Interest and Taxes ("EBIT")(1)
    <<
                                              2006         2005       Change
    -------------------------------------------------------------------------

    North America                       $      575   $      733        -  22%
    Europe                                     126           82        +  54%
    Rest of World                                -            2        - 100%
    Corporate and Other                         77          131        -  41%
    -------------------------------------------------------------------------
    Total EBIT                          $      778   $      948        -  18%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Included in EBIT for the years ended December 31, 2006 and 2005 were the following unusual items, which have been discussed in the "Highlights" section above.

    <<

                                                           2006         2005
    -------------------------------------------------------------------------

    North America
      Impairment charges                             $      (13)  $      (21)
      Restructuring charges                                 (34)         (21)
      Sale of facilities                                     (5)          16
    -------------------------------------------------------------------------
                                                            (52)         (26)
    Europe
      Impairment charges                                    (41)        (110)
      Restructuring charges                                 (43)         (33)
      Sale of facility                                      (12)           -
      Charges associated with MG Rover                        -          (15)
    -------------------------------------------------------------------------
                                                            (96)        (158)
    Corporate and other
      Restructuring charges                                   -           (5)
      Settlement gain                                         -           26
      Foreign currency gain                                   -           18
    -------------------------------------------------------------------------
                                                              -           39
    -------------------------------------------------------------------------
                                                     $     (148)  $     (145)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

    (1) EBIT is defined as operating income as presented on our unaudited consolidated financial statements before net interest expense.
    >>

    North America

    EBIT in North America decreased 22% or $158 million to $575 million for 2006 compared to $733 million for 2005. Excluding the North American unusual items discussed in the "Highlights" section above, the remaining $132 million decrease in EBIT is primarily due to:

    <<
    - substantial underperformance at most of our interior systems facilities;
    - costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program;
    -   an accrual of the minimum required payment under our EEPPP;
    -   operational inefficiencies and other costs at certain facilities;
    - lower margins as a result of a decrease in production volumes for several of our programs;
    -   amortization of fair value increments related to the Privatizations;
        and
    -   incremental customer price concessions.

    The factors contributing to the decrease in EBIT were partially offset by:

    -   margins earned on new programs that launched during 2005 or 2006;
    - margins earned on increased production and/or content on certain programs;
    -   operational improvements at certain underperforming divisions;
    - the closure or sale during or subsequent to 2005 of facilities that incurred losses during 2005; and
    -   lower affiliation fees paid to Corporate.
    >>

    Europe

    EBIT in Europe increased 54% or $44 million to $126 million for 2006 compared to $82 million for 2005. Excluding the European unusual items discussed in the "Highlights" section above, the remaining $18 million decrease in EBIT is primarily due to:

    <<
    - substantial underperformance at most of our interior systems facilities;
    -   operational inefficiencies and other costs at certain facilities;
    - lower margins as a result of the decrease in sales on certain programs;
    -   amortization of fair value increments related to the Privatizations;
        and
    -   incremental customer price concessions.

    The factors contributing to the decrease in EBIT were partially offset by:

    - a decrease in estimated product warranty costs, including a favourable revaluation to warranty accruals as a result of updated warranty claim data received in the third quarter of 2006;
    - margins earned on assembly and production programs that launched during or subsequent to 2005;
    -   lower affiliation fees paid to Corporate;
    -   operational improvements at certain underperforming divisions;
    -   productivity and efficiency improvements at certain divisions;
    - lower employee profit sharing as a result of the decrease in our consolidated earnings; and
    -   the acquisition of CTS in February 2006.
    >>

    Rest of World

    In 2006 no EBIT was generated in the Rest of World compared to $2 million for 2005. The decrease in EBIT is primarily the result of:

    <<
    - costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market;
    -   lower profits earned at our closures systems facility in Brazil; and
    -   amortization of fair value increments related to the Privatizations.
    >>

    Partially offsetting these costs was the additional margin earned on the increased production sales discussed above.

    Corporate and Other

    Corporate and other EBIT decreased 41% or $54 million to $77 million for 2006 compared to $131 million for 2005. Excluding the Corporate and Other unusual items discussed in the "Highlights" section above, EBIT decreased $15 million as a result of:

    <<
    -   decreased affiliation fees earned from our operating divisions;
    -   increased salaries and wages;
    - increased compliance costs associated with section 404 of the Sarbanes-Oxley Act; and
    - increased depreciation as a result of the acquisitions of the golf courses.

    The factors contributing to the decrease in EBIT were partially offset by:

    - decreased executive incentive compensation as a result of the decrease in our consolidated earnings;
    -   an increase in equity income earned; and
    -   a decrease in stock compensation expense.
    >>

    Interest Expense

    During 2006, we earned net interest income of $14 million, compared to net interest expense of $6 million for 2005. The $20 million positive variance is primarily as a result of:

    <<
    -   a reduction in interest expense due to:
        - the repayment in January 2006 of the second series of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG");
        - the repayment of $59 million and $48 million of senior unsecured notes in May 2006 and October 2006, respectively; and
        - the repayments of long-term debt during 2005, including the Decoma bank facility and certain government debt; and
    -   an increase in interest income earned.
    >>

    Operating Income

    Operating income decreased 16% or $150 million to $792 million for 2006 compared to $942 million for 2005. Excluding unusual items (discussed in the "Highlights" section above), operating income for 2006 decreased 14% or $147 million. The decrease in operating income (excluding unusual items) was the result of the decrease in EBIT (excluding unusual items) combined with the positive variance in net interest (income) expense, both as described above.

    Income Taxes

    Our effective income tax rate on operating income (excluding equity income) increased to 33.9% for 2006 from 31.3% for 2005. In 2006 and 2005, income tax rates were impacted by the unusual items discussed in the "Highlights" section above. Excluding the unusual items, our effective income tax rate increased to 31.9% for 2006 compared to 29.7% in 2005. The increase in the effective income tax rate is primarily the result of:

    <<
    - an unfavourable Supreme Court of Canada ruling against a Canadian taxpayer which resulted in restricted deductibility of certain of our historical foreign exchange losses; and
    - an increase in losses not benefited, primarily at certain interiors facilities in Europe.
    >>

    The factors contributing to the increase in the effective income tax rate were partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

    Minority Interest

    Minority interest expense decreased $11 million because no minority interest expense was recorded in 2006 as a result of the Privatizations.

    Net Income

    Net income decreased by 17% or $111 million to $528 million for 2006 compared to $639 million for 2005. Excluding the unusual items (described in the "Highlights" section above), net income decreased $110 million as a result of a reduction in operating income partially offset by decreases in income taxes and minority interest expense, all as discussed above.

    Earnings per Share

    <<
                                              2006         2005       Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                             $     4.86   $     5.99        -  19%
      Diluted                           $     4.78   $     5.90        -  19%
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
      Basic                                  108.8        106.7        +   2%
      Diluted                                111.4        109.0        +   2%
    -------------------------------------------------------------------------
    >>

    Diluted earnings per share decreased 19% or $1.12 to $4.78 for 2006 compared to $5.90 for 2005. Excluding the unusual items (described in the "Highlights" section above), diluted earnings per share decreased $1.13 from 2005 as a result of the decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding during the year.
    The increase in the weighted average number of diluted shares outstanding was primarily the result of the additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations in 2005.

    Return on Funds Employed ("ROFE")(1)

    An important financial ratio that we use across all of our operations to measure return on investment is ROFE.
    ROFE for 2006 was 11.9%, a decrease from 15.4% for 2005. The unusual items discussed in the "Highlights" section above negatively impacted 2006 ROFE by 2.1% and 2005 ROFE by 2.2%.
    Excluding these unusual items, the 3.6% decrease in ROFE can be attributed to a decrease in EBIT (excluding unusual items), as described above, combined with an approximate $337 million increase in average funds employed for 2006 compared to 2005. The increase in our average funds employed was primarily as a result of:

    <<
    -   acquisitions completed during or subsequent to 2005 including:
        -  the Privatizations, which incrementally added approximately
           $115 million of average funds employed; and
        - CTS in February 2006, which added approximately $225 million of funds employed; and
    - increased funds employed for new facilities associated with recent or upcoming launches.

    The factors contributing to the increase in our average funds employed were partially offset by:

    - the closure of certain underperforming facilities during or subsequent to 2005; and
    -   a reduction of working capital at certain facilities.


    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                              2006         2005       Change
    -------------------------------------------------------------------------

    Net income                          $      528   $      639
    Items not involving current
     cash flows                                911          901
    -------------------------------------------------------------------------
                                             1,439        1,540   $     (101)
    Changes in non cash operating
     assets and liabilities                    157          158
    -------------------------------------------------------------------------
    Cash provided from operating
     activities                         $    1,596   $    1,698   $     (102)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

    (1) ROFE is defined as EBIT divided by the average Funds Employed for the period. Funds Employed is defined as long-term assets, excluding future tax assets plus non cash operating assets and liabilities. Non cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.
    >>

    Cash flow from operations before changes in non-cash operating assets and liabilities decreased $101 million to $1.4 billion for 2006 compared to $1.5 billion for 2005. The decrease in cash flow from operations was due to the $111 million decrease in net income (as discussed above) partially offset by a $10 million increase in items not involving current cash flows.

    The increase in items not involving current cash flows was due to:

    <<
    -   a $79 million increase in depreciation and amortization; and
    -   a $101 million increase in other non-cash charges, including:
        - a $17 million loss on the disposal of facilities during 2006 compared to a $16 million gain on the disposal of a facility during 2005;
        - an $18 million foreign currency gain on the repatriation of funds from Europe during 2005; and
        - a $29 million increase in the loss incurred on the write-off and/or disposal of assets, related primarily to restructuring activities.

    These increases were partially offset by:

    -   a $77 million decrease in impairment charges;
    - a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada;
    - a $70 million increase in future income tax income as a result of changes in temporary differences between tax values and accounting values, including:
        -  an increase in net tax losses benefited;
        -  a decrease in liabilities not deductible for tax purposes; and
        -  an increase in book amortization in excess of tax amortization;
    - an $11 million decrease in minority interest expense as a result of the Privatizations; and
    -   a $5 million increase in equity income.
    >>

    Cash provided from non cash operating assets and liabilities amounted to $157 million for 2006 compared to $158 million for 2005. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

    <<
                                                           2006         2005
    -------------------------------------------------------------------------

    Accounts receivable                              $       14   $     (280)
    Inventory                                                60          (83)
    Prepaid expenses and other                               15           11
    Accounts payable and other accrued liabilities           62          510
    Income taxes payable                                     35          (20)
    Deferred revenues                                       (29)          20
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and
     liabilities                                     $      157   $      158
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    During 2006, the changes in non-cash operating assets and liabilities were not significant. During 2005, the increases in accounts receivable and inventory were primarily the result of investments in tooling for programs that launched in the fourth quarter of 2005 or early 2006. The increase in accounts payable and other accrued liabilities was primarily related to the increase in tooling receivables and tooling inventory.

    <<
    Capital and Investment Spending

                                              2006         2005       Change
    -------------------------------------------------------------------------

    Fixed assets                        $     (793)  $     (848)
    Investments and other assets               (99)        (127)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                         (892)        (975)
    Purchases of subsidiaries                 (284)        (187)
    Proceeds from disposals                     65          111
    -------------------------------------------------------------------------
    Cash used in investing activities   $   (1,111)  $   (1,051)  $      (60)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Fixed assets, investments and other assets additions

    In 2006 we invested $793 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2006 was for manufacturing equipment for programs that launched during 2006, or will be launching subsequent to 2006, including equipment for the following major programs:

    <<
    -   GM's next generation full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the Ford Edge and Lincoln MKX;
    -   the BMW X3, Z4, X5 and 3-Series programs; and
    -   the Dodge Caliber.
    >>

    In 2005 we invested $848 million in fixed assets, including capital for the following major programs:

    <<
    -   the new Ford Explorer and F-Series SuperDuty pickup trucks;
    -   GM's next generation full-size pickups and SUVs;
    -   the Peugeot 207;
    -   the Chrysler 300; and
    -   the Jeep Grand Cherokee.
    >>

    In 2006, we invested $99 million in investments and other assets related primarily to:

    <<
    - the acquisition of a 41% equity interest in Shin Young Metal Ind. Co., a Korean-based supplier of major stampings, welded assemblies and tooling to the automotive industry;
    - fully reimbursable planning and engineering costs relating to programs that launched during 2006, or will be launching during 2007; and
    -   long-term tooling receivables.
    >>

    In 2005, we invested $127 million in other assets in 2005 primarily representing:

    <<
    - fully reimbursable planning and engineering costs relating to programs that launched during 2005 or 2006; and
    -   long-term tooling receivables.
    >>

    Purchase of subsidiaries

    During 2006, we invested $284 million on the purchase of subsidiaries, including:

    <<
    - the acquisition of CTS in February for total consideration of $271 million, consisting of $203 million paid in cash and $68 million of assumed debt;
    - $46 million in August to acquire the Magna Golf Course located in Aurora, Ontario from Magna Entertainment Corp. ("MEC"); and
    - the November acquisition of the Fontana Golf and Sports Club located in Austria from MEC for total consideration of $38 million, consisting of $17 million paid in cash and $21 million of assumed debt.
    >>

    During 2005, we invested $187 million in the purchase of subsidiaries, substantially related to the $184 million cash portion of the Privatizations.
    We also completed a number of small acquisitions during 2006 and 2005, including a number of manufacturing facilities and engineering centres. The cash portion of these acquisitions amounted to $18 million for 2006 and $21 million for 2005. Also during 2005, we received an $18 million cash adjustment with respect to the NVG acquisition.

    Proceeds from disposition

    For 2006, proceeds from disposal were $65 million, which included:

    <<
    - proceeds received from the sale of a long-term tooling receivable by a facility in the United Kingdom; and
    -   proceeds from normal course fixed and other asset disposals.

    For 2005, proceeds from disposal were $111 million, which included:

    - the cash proceeds received from the sale of a non-core seat component facility;
    - a cash payment received in respect of fully reimbursable planning and engineering costs capitalized in prior periods; and
    -   proceeds from normal course fixed and other asset disposals.

    Financing

                                              2006         2005       Change
    -------------------------------------------------------------------------

    Repayments of debt                  $     (275)  $     (329)
    Issues of debt                              24           49
    Issues of Class A Subordinate
     Voting Shares                              28           20
    Issues of shares by subsidiaries             -            1
    Dividends paid to minority interests         -           (1)
    Cash dividends paid                       (163)        (166)
    -------------------------------------------------------------------------
    Cash used in financing activities   $     (386)  $     (426)  $       40
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The repayments of debt in 2006 included the repayments:

    - in January of the second series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition; and
    - in May and October of senior unsecured notes of $59 million and $48 million, respectively.

    The repayments of debt in 2005 included the repayments:

    - in January of the first series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition; and
    - in March of the outstanding borrowing of Cdn$197 million under the former Decoma term credit facility.
    >>

    The issues of debt in 2006 and 2005 consisted primarily of borrowings to support investments in capital, including government debt and capital leases.
    During 2006, we issued $28 million in Class A Subordinate Voting Shares on the exercise of stock options, compared to $20 million during 2005.
    Cash dividends paid per Class A Subordinate Voting or Class B Share were $1.52 in both 2006 and 2005. Total cash dividends paid decreased to $163 million for 2006 compared to $166 million for 2005 primarily as a result of the strengthening of the Canadian dollar against the U.S. dollar.

    <<
    Financing Resources
                                              2006         2005       Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                 $       63   $       89
      Long term debt due within one year        98          131
      Long-term debt                           605          700
    -------------------------------------------------------------------------
                                               766          920   $     (154)
    Shareholders' equity                     7,157        6,565          592
    -------------------------------------------------------------------------
    Total capitalization                $    7,923   $    7,485   $      438
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total capitalization increased by 6% or $438 million to $7.9 billion at December 31, 2006 as compared to $7.5 billion at December 31, 2005. The increase in capitalization is a result of a $592 million increase in shareholders' equity, offset in part by a $154 million decrease in liabilities.
    The increase in shareholders' equity is primarily the result of:

    <<
    -   net income earned during 2006 (as discussed above);
    - a $193 million increase in the currency translation adjustment, primarily due to the strengthening of the Canadian dollar against the U.S. dollar between December 31, 2005 and December 31, 2006; and
    - Class A Subordinate Voting Shares issued on the exercise of stock options.

    The increases in equity were partially offset by:

    -   dividends paid during 2006; and
    - a $6 million reduction of share capital related to the repurchase of Class A Subordinate Voting Shares which were awarded on a restricted basis to an executive.

    The decrease in liabilities is primarily the result of:

    - the repayment in January of the second series of senior unsecured notes related to the NVG acquisition;
    - repayments of $59 million and $48 million of senior unsecured notes in May and October, respectively; and
    - the deconsolidation of a partially owned European subsidiary which declared bankruptcy in August and was subsequently sold by the administrator.
    >>

    These decreases were partially offset by an increase in reported U.S. dollar amounts, primarily as a result of the strengthening of the euro against the U.S. dollar.
    During 2006, our cash resources increased by $203 million to $1.9 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2 billion, of which $1.8 billion was unused and available.

    Maximum Number of Shares Issuable

    The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at February 23, 2007 were exercised or converted:

    <<
    Class A Subordinate Voting and Class B Shares                109,944,722
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              4,015,541
    -------------------------------------------------------------------------
                                                                 115,056,852
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

        The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.
        (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.


    Contractual Obligations and Off Balance Sheet Financing

    At December 31, 2006, we had contractual obligations requiring annual payments as follows:

                                             2008-    2010-   There-
                                    2007     2009     2011    after    Total
    -------------------------------------------------------------------------

    Operating leases with:
      MI Developments Inc.
       ("MID")                   $   145  $   288  $   281  $   415  $ 1,129
      Third parties                  126      193      136      182      637
    Long-term debt                    98      462      107       36      703
    -------------------------------------------------------------------------
    Total contractual
     obligations                 $   369  $   943  $   524  $   633  $ 2,469
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business
    Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $335 million at December 31, 2006. These obligations are as follows:

    <<
                                                    Termination
                                                            and
                              Pension   Retirement Long Service
                            Liability    Liability Arrangements        Total
    -------------------------------------------------------------------------
    Projected benefit
     obligation            $      282   $      104   $      181   $      567
    Less plan assets             (232)           -            -         (232)
    -------------------------------------------------------------------------
    Unfunded amount                50          104          181          335
    Unrecognized past
     service costs and
     actuarial losses             (15)         (35)         (24)         (74)
    -------------------------------------------------------------------------
    Amount recognized in
     other long term
     liabilities           $       35   $       69   $      157   $      261
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Our off balance sheet financing arrangements are limited to operating lease contracts.
    The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2006 for facilities leased from MID and third parties were $153 million and $79 million, respectively. Operating lease commitments in 2007 for facilities leased from MID and third parties are expected to be $145 million and $76 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).
    We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $54 million for 2006, and are expected to be $50 million in 2007.
    Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced. As such, lease commitments are expected to remain at current levels. Alternatively, we will incur capital expenditures to acquire equivalent capacity.
    Long term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $52 million since we have a legal right of set off of the customer's long term receivable payable to us against such borrowings, and we intend to settle the related amounts simultaneously.

    Foreign Currency Activities

    Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.
    Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.
    We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

    RELATED PARTIES
    -------------------------------------------------------------------------

    Mr. Stronach, our Chairman of the Board, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls us through the right to direct the votes attaching to 66% of our Class B Shares and also controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in our operations are leased from MID under operating lease agreements, which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the years ended December 31, 2006 and 2005 was $153 million and $144 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $2 million.
    On March 31, 2006, we purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.
    Prior to the our acquisitions of the Aurora Golf Club and Fontana Golf and Sports Club from MEC, we had agreements with MEC for the use of the golf course and clubhouse meeting, dining and other facilities for annual payments of Cdn $5.0 million and (euro)2.5 million, respectively. The expense included in the consolidated statements of income with respect to these agreements for the years ended December 31, 2006 and 2005 was $6 million and $7 million, respectively.
    We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the years ended December 31, 2006 and 2005 was $27 million and $33 million, respectively.
    During the year ended December 31, 2006, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the EEPPP or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $77 million from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2006, the trusts' indebtedness to us was $35 million.

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------

    On January 15, 2007, we acquired two facilities from Pressac Investments Limited for $55 million ( (euro) 43 million). The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat.

    <<
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2006
    -------------------------------------------------------------------------

    Sales
                                                   For the three months
                                                     ended December 31,
                                             --------------------------------
                                              2006         2005       Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                          3.608        3.910        -   8%
      Europe                                 3.970        4.065        -   2%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                     $      800   $      762        +   5%
      Europe                            $      378   $      306        +  24%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                   $    2,887   $    2,980        -   3%
        Europe                               1,499        1,242        +  21%
        Rest of World                           79           48        +  65%
      Complete Vehicle Assembly              1,246        1,051        +  19%
      Tooling, Engineering and Other           657          533        +  23%
    -------------------------------------------------------------------------
    Total Sales                         $    6,368   $    5,854        +   9%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Total sales increased 9% or $514 million to $6.4 billion for the fourth quarter of 2006 compared to $5.9 billion for the fourth quarter of 2005.

    External Production Sales - North America

    External production sales in North America decreased 3% or $93 million to $2.9 billion for the fourth quarter of 2006 compared to $3.0 billion for the fourth quarter of 2005. This decrease in production sales reflects an 8% decrease in North American vehicle production volumes partially offset by a 5% increase in our North American average dollar content per vehicle. More importantly, production volumes at certain of our largest North American customers continue to deteriorate. While North American vehicle production volumes declined 8% during the fourth quarter of 2006 compared to the fourth quarter of 2005, production volumes at GM and Ford declined 13% and 23%, respectively.
    Our average dollar content per vehicle grew by 5% or $38 to $800 for the fourth quarter of 2006 compared to $762 for the fourth quarter of 2005, primarily due to:

    <<
    - the launch of new programs during or subsequent to the fourth quarter of 2005, including:
        -  GM's next generation full-size pick-ups and SUVs;
        -  the Dodge Nitro;
        -  the Jeep Wrangler
        -  the Dodge Caliber;
        -  the Ford Edge and Lincoln MKX;
        -  the Chrysler Sebring and Dodge Avenger;
        -  the Chrysler Aspen; and
        -  the Mercedes GL-Class;
    -   increased production and/or content on certain programs, including:
        -  the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKZ; and
        -  the BMW Z4;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    -   the acquisition of CTS in February 2006.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Ford Freestar and Mercury Monterey;
        -  the Ford Explorer and Mercury Mountaineer;
        -  the Ford F-Series;
        -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country;
        -  the Chevrolet Envoy, Buick Rainier and GMC Trailblazer;
        -  the Chrysler 300 and 300C, and Dodge Charger;
        -  the Cadillac STS; and
        -  the Cadillac CTS;
    - programs that ended production during or subsequent to the fourth quarter of 2005; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 21% or $257 million to $1.50 billion for the fourth quarter of 2006 compared to $1.24 billion for the fourth quarter of 2005. This increase in production sales reflects a 24% increase in our European average dollar content per vehicle partially offset by a 2% decline in European vehicle production volumes.

    Our average dollar content per vehicle grew by 24% or $72 to $378 for the fourth quarter of 2006 compared to $306 for the fourth quarter of 2005, primarily due to:

    <<
    - an increase in reported U.S. dollar sales as a result of the strengthening of the euro and British pound, each against the U.S. dollar;
    - the launch of new programs during or subsequent to the fourth quarter of 2005, including:
        -  the MINI Cooper
        -  the Honda Civic;
        -  the BMW 3-Series;
        -  the Peugeot 207; and
        -  the Land Rover Freelander 2;
    - acquisitions completed during or subsequent to the fourth quarter of 2005, including the acquisition of CTS in February 2006; and
    -   increased production and/or content on certain programs, including:
        -  the BMW X3;
        -  the Jaguar S-Type; and
        -  the Jaguar XJ-Series.

    These factors were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Chrysler Voyager and Grand Voyager;
        -  the smart City Coupe;
        -  the Mercedes A-Class;
        -  the Nissan Micra; and
        -  the Volvo V70; and
    -   incremental customer price concessions; and
    -   the sale of certain underperforming divisions during 2006.
    >>

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 65% or $31 million to $79 million for the fourth quarter of 2006 compared to $48 million for the fourth quarter of 2005. The increase in production sales is a result of:

    <<
    -   increased production sales at existing facilities in China;
    -   increased production sales at our powertrain facilities in Korea;
    - an increase in reported U.S. dollar production sales as a result of the strengthening of the Korean Won against the U.S. dollar;
    - an increase in production sales at a closure systems facility in Brazil;
    -   the acquisition of a mirrors facility in South Africa; and
    -   the ramp-up of production at new facilities in China.

    Complete Vehicle Assembly Sales
                                                   For the three months
                                                     ended December 31,
                                             --------------------------------
                                              2006         2005       Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales     $    1,246        1,051        +  19%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes
     (Units)
      Full-Costed:                          43,187       39,610        +   9%
        BMW X3, Mercedes E-Class and
         G-Class, and Saab 9(3)
         Convertible
      Value-Added:                          21,919       25,574        -  14%
        Jeep Grand Cherokee, Chrysler 300,
        Chrysler Voyager, and Jeep
         Commander
    -------------------------------------------------------------------------
                                            65,106       65,184            -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Complete vehicle assembly sales increased 19% or $195 million to $1.25 billion for the fourth quarter of 2006 compared to $1.05 billion for the fourth quarter of 2005, while complete vehicle assembly volumes were essentially unchanged. The increase in complete vehicle assembly sales is primarily the result of:

    <<
    - an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar;
    -   higher assembly volumes for the BMW X3;
    -   the launch of the Jeep Commander in the first quarter of 2006; and
    -   higher assembly volumes for the Chrysler 300.

    These increases were partially offset by a decrease in assembly volumes for:

    -   the Jeep Grand Cherokee;
    -   the Mercedes E-Class 4MATIC; and
    -   the Chrysler Voyager.
    >>

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 23% or $124 million to $657 million for the fourth quarter of 2006 compared to $533 million for the fourth quarter of 2005.
    In the fourth quarter of 2006 the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   GM's next generation full-size pickups and SUVs;
    -   the MINI Cooper;
    -   the Ford Edge and Lincoln MKX;
    -   the Saturn VUE;
    -   a new Chrysler CUV program;
    -   the Dodge Caliber; and
    -   the Mercedes C-Class.
    >>

    In association with the end of production of the E-Class 4MATIC complete vehicle assembly program, we recorded engineering sales related to the final payment received from DaimlerChrysler for pre-production engineering research and development costs which were previously being amortized on a units of production basis over the assembly contract.
    In the fourth quarter of 2005 the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   the BMW X5;
    -   the Jeep Wrangler; and
    -   GM's next generation full-size pickups and SUVs.
    >>

    In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro, British pound and Canadian dollar, each against the U.S. dollar.

    <<
    EBIT
                                                   For the three months
                                                     ended December 31,
                                             --------------------------------
                                              2006         2005       Change
    -------------------------------------------------------------------------

    North America                       $       40   $      194
    Europe                                     (35)         (93)
    Rest of World                                4           (3)
    Corporate and Other                         27           28
    -------------------------------------------------------------------------
    Total EBIT                          $       36   $      126        -  71%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Included in EBIT for the fourth quarters of 2006 and 2005 were the following unusual items, which are described above in the Highlights section.

    <<
                                                        For the three months
                                                         ended December 31,
                                                       ----------------------
                                                           2006         2005
    -------------------------------------------------------------------------
    North America
      Impairment charges                             $      (13)  $      (21)
      Restructuring charges                                  (7)         (12)
    -------------------------------------------------------------------------
                                                            (20)         (33)
    Europe
      Impairment charges                                    (41)  $     (105)
      Restructuring charges                                 (30)         (17)
    -------------------------------------------------------------------------
                                                            (71)        (122)
    Corporate and other
      Restructuring charges                                   -           (2)
    -------------------------------------------------------------------------
                                                     $      (91)  $     (157)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>


    North America

    EBIT in North America decreased 79% or $154 million to $40 million for the fourth quarter of 2006 compared to $194 million for the fourth quarter of 2005. Excluding the North American unusual items discussed in the "Highlights" section above, EBIT decreased $167 million primarily due to:

    <<
    - substantial underperformance at most of our interior systems facilities;
    - costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program;
    -   the accrual of the minimum required payment under our EEPPP;
    - operational inefficiencies and other costs at certain underperforming facilities;
    - lower margins as a result of a decrease in production volumes for several of our programs; and
    -   incremental customer price concessions.

    The factors contributing to the decrease in EBIT were partially offset by:

    -   margins earned on new programs that launched during 2005 or 2006;
    - margins earned on increased production and/or content on certain programs;
    -   operational improvements at certain divisions; and
    -   lower affiliation fees paid to Corporate.
    >>

    Europe

    In Europe, the EBIT loss decreased 62% or $58 million to $35 million for the fourth quarter of 2005 compared to $93 million for the fourth quarter of 2005. Excluding the European unusual items discussed in the "Highlights" section above, EBIT increased by $7 million, primarily due to:

    <<
    -   productivity and efficiency improvements at certain divisions;
    - increased margin earned on new programs that launched during or subsequent to the fourth quarter of 2005; and
    - a reduction in employee profit sharing as a result of the decrease in our consolidated earnings.

    The factors contributing to the increase in EBIT were partially offset by:

    - substantial underperformance at most of our interior systems facilities;
    - operating inefficiencies and other costs at certain underperforming facilities;
    - lower margins as a result of the decrease in sales on certain high-content programs;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   incremental customer price concessions.
    >>

    Rest of World

    EBIT in the Rest of World increased $7 million to $4 million for the fourth quarter of 2006 compared to a loss of $3 million for the fourth quarter of 2005. The increase in EBIT is primarily the result of the additional margin earned on the increased production sales as discussed above.
    Partially offsetting this additional margin, were costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

    Corporate and Other

    Corporate and other EBIT decreased 4% or $1 million to $27 million for the fourth quarter of 2006 compared to $28 million for the fourth quarter of 2005. Excluding the Corporate and Other unusual items discussed in the "Highlights" section above, EBIT decreased $3 million primarily as a result of a decrease in affiliation fees received from the divisions. This decrease was partially offset by increased equity income earned during the fourth quarter of 2006.

    CRITICAL ACCOUNTING POLICIES
    -------------------------------------------------------------------------

    Our discussion and analysis of our results of operations and financial position is based upon the unaudited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of the unaudited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions.
    We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our unaudited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

    Revenue Recognition

    (a) Separately Priced Tooling and Engineering Service Contracts

    With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.
    Such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities.
    During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, we anticipate that substantially all such tooling contracts will continue to be accounted for as separate revenue elements. Because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements will be evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities would be deferred and amortized on a gross basis over the subsequent assembly or production program.
    Revenues from engineering services and tooling contracts that qualify as separate revenue elements are generally recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in installments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.
    Tooling and engineering contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.
    For U.S. GAAP purposes, we adopted EITF 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables" prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

    (b) Contracts With Purchased Components

    Revenues and cost of sales from separately priced tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering services and tooling contracts have been recorded on a gross basis.
    As reported above, the reporting of sales and cost of sales for our vehicle assembly contracts is affected by the contractual terms of the arrangement.
    In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM's vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

    <<
    -   primary responsibility for providing the module to the OEM;
    -   responsibility for styling and/or product design specifications;
    -   latitude in establishing sub-supplier pricing;
    -   responsibility for validation of sub-supplier part quality;
    -   inventory risk on sub-supplier parts;
    -   exposure to warranty; and
    -   exposure to credit risk on the sale of the module to the OEM.
    >>

    To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

    Amortized Engineering and Customer Owned Tooling Arrangements

    We incur pre-production engineering research and development ("ER&D") costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.
    In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.
    ER&D and customer-owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related long-term supply agreement.

    Impairment of Goodwill and Other Long-lived Assets

    Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.
    We evaluate fixed assets and other long lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.
    We believe that accounting estimates related to goodwill and long lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

    Warranty

    We record product warranty liabilities bas ed on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers' warranty experience.
    Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the customer and us and, in some cases, the extent to which a supplier to us will share in the recall cost.

    Future Income Tax Assets

    At December 31, 2006, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $109 million and $146 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to U.S. operations.
    On a quarterly basis, we evaluate the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.
    At December 31, 2006, we had gross income tax loss carryforwards of approximately $771 million, which relate primarily to operations in the United Kingdom, Belgium, Germany, Italy and Spain, the tax benefits of which have not been recognized in our unaudited consolidated financial statements. Of the total losses, $253 million expire between 2007 and 2026 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances.

    Employee Benefit Plans

    The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2006, we had unrecognized past service costs and actuarial experience losses of $74 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our 2005 audited consolidated financial statements, which describes these claims.

    SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA
    -------------------------------------------------------------------------

    The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying unaudited consolidated financial statements for the year ended December 31, 2006, which are prepared in accordance with Canadian GAAP.

    <<
                                              2006         2005         2004
    -------------------------------------------------------------------------
    Income Statement Data

    Vehicle Production Volumes
     (millions of units)
      North America                         15.335       15.722       15.732
      Europe                                15.536       15.959       16.558
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                     $      775   $      731   $      623
      Europe                            $      362   $      317   $      285
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                   $   11,883   $   11,499   $    9,798
        Europe                               5,624        5,058        4,724
        Rest of World                          269          171          139
      Complete Vehicle Assembly              4,378        4,110        4,450
      Tooling, Engineering and Other         2,026        1,973        1,542
    -------------------------------------------------------------------------
    Total Sales                         $   24,180   $   22,811   $   20,653
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net income                          $      528   $      639   $      676

    Earnings per Class A Subordinate
     Voting or Class B Share
      Basic                             $     4.86   $     5.99   $     6.99
      Diluted                           $     4.78   $     5.90   $     6.95

    Cash dividends paid per Class A
     Subordinate Voting or
     Class B Share                      $     1.52   $     1.52   $     1.48
    -------------------------------------------------------------------------

    Financial Position Data

    Cash and cash equivalents           $    1,885   $    1,682   $    1,519
    Working Capital                     $    2,277   $    2,215   $    2,183
    Total assets                        $   13,154   $   12,321   $   11,615

    Financing Resources
      Liabilities
        Bank indebtedness               $       63   $       89   $      136
        Long term debt due within
         one year                               98          131           84
        Long-term debt                         605          700          984
        Minority interest                        -            -          634
    -------------------------------------------------------------------------
                                               766          920   $    1,838
      Shareholders' equity                   7,157        6,565        5,335
    -------------------------------------------------------------------------
    Total capitalization                $    7,923   $    7,485   $    7,173
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Changes from 2005 to 2006 are explained in "Results of Operations - For the Year Ended December 31, 2006" section above.

    2005 COMPARED TO 2004

    SALES

    Total sales increased 10% or $2.2 billion to $22.8 billion for 2005 compared to $20.7 billion for 2004.

    External Production Sales - North America

    External production sales in North America increased 17% or $1.7 billion to $11.5 billion for 2005 compared to $9.8 billion for 2004. This increase in production sales reflects a 17% increase in our North American average dollar content per vehicle as North American vehicle production volumes for 2005 remained relatively consistent with 2004 vehicle production volumes.
    Our average dollar content per vehicle grew by 17% or $108 to $731 for 2005 compared to $623 for 2004, primarily due to:

    <<
    - the launch of new programs during or subsequent to the year ended December 31, 2004, including:
        -  the Chevrolet Cobalt and Pontiac Pursuit;
        -  the Hummer H3;
        -  the Ford Mustang;
        -  the Chevrolet HHR;
        -  the Mercedes M-Class; and
        - the Pontiac Montana SV6, Saturn Relay, Buick Terazza and Chevrolet Uplander;
    - the acquisition of the North American operations of NVG in September 2004;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    -   increased production and/or content on certain programs, including:
        -  the Chrysler 300 and 300C; and
        -  the Dodge Caravan, Grand Caravan and Chrysler Town & Country.
    >>

    The factors contributing to the growth in our average dollar content per vehicle were partially offset by:

    <<
    - the impact of lower production and/or content on certain high content programs, including:
        -  the GMT800 platform;
        -  the Ford Freestar and Mercury Monterey;
        -  the Dodge Ram Pickup;
        -  the Mazda Tribute and Ford Escape; and
        -  the GMC Canyon and Chevrolet Colorado;
    - programs that ended production during or subsequent to the year ended December 31, 2004; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Europe

    External production sales in Europe increased 7% or $334 million to $5.1 billion for 2005 compared to $4.7 billion for 2004. This increase in production sales reflects an 11% increase in our European average dollar content per vehicle partially offset by a 4% decline in European vehicle production volumes.
    Our average dollar content per vehicle grew by 11% or $32 to $317 for 2005 compared to $285 for 2004, primarily as a result of:

    <<
    - the launch of new programs during or subsequent to the year ended December 31, 2004, including:
        -  the Mercedes A-Class;
        -  the Mercedes B-Class;
        -  the Land Rover Discovery;
        -  the Land Rover Range Rover Sport; and
        -  the Volkswagen Passat;
    -   the acquisition of the European operations of NVG in September 2004;
        and
    -   increased production and/or content on certain programs, including:
        -  the BMW 1-Series; and
        -  the Volkswagen Transporter and Multivan.

    The factors contributing to the growth in our average dollar content per vehicle were partially offset by:

    - the impact of lower production and/or content on certain programs, including:
        -  the Mercedes E-Class; and
        -  the Volkswagen Golf;
    - the end of production on certain programs, including the end of production on all MG Rover programs as a result of the MG Rover situation; and
    -   incremental customer price concessions.
    >>

    External Production Sales - Rest of World

    External production sales in the Rest of World increased 23% or $32 million to $171 million for 2005 compared to $139 million for 2004. The increase in production sales is primarily a result of:

    <<
    -   the ramp-up of production at new facilities in China;
    -   increased production at our powertrain facilities in Korea; and
    -   increased production at a closure systems facility in Brazil.
    >>

    The factors contributing to the increase in production sales were partially offset by the closure of an exterior systems facility in Brazil and an engineered glass facility in Malaysia.

    Complete Vehicle Assembly Sales

    Although assembly volumes increased 1% or 3,261 units, complete vehicle assembly sales decreased 8% or $340 million to $4.1 billion for 2005 compared to $4.5 billion for 2004. The decrease in complete vehicle assembly sales is primarily the result of lower assembly volumes for all vehicles accounted for on a full-cost basis, partially offset by:

    <<
    - higher assembly volumes for the Jeep Grand Cherokee as a result of the launch of a new model in January 2005; and
    - the start of assembly in the second quarter of 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America.
    >>

    Tooling, Engineering and Other

    Tooling, engineering and other sales increased 28% or $431 million to $2.0 billion for 2005 compared to $1.5 billion for 2004.
    In 2005 the major programs for which we recorded tooling, engineering and other sales were:

    <<
    -   the BMW X5;
    -   the Jeep Wrangler;
    -   the Mercedes M-Class and R-Class;
    -   GM's next generation full-size pickup and sport utilities platform;
    -   the Ford F-Series SuperDuty;
    -   the Ford Fusion, Mercury Milan and Lincoln Zephyr;
    -   the Hummer H3; and
    -   the Dodge Caliber.

    In 2004 the major programs for which we recorded tooling, engineering and other sales were:

    -   the Ford Fusion and Mercury Milan;
    -   the Ford Explorer and Mercury Mountaineer; and
    -   the Mercedes M-Class and R-Class.
    >>

    In addition, tooling, engineering and other sales increased as a result of the strengthening of the Canadian dollar against the U.S. dollar.

    Net Income

    Net income decreased by 5% or $37 million to $639 million for 2005 compared to $676 million for 2004. Included in net income are the following items (net of minority interest and income taxes):

    <<
                                              2005         2004       Change
    -------------------------------------------------------------------------

    Impairment charges                  $      (98)  $      (22)
    Restructuring charges                      (48)         (17)
    Sale of facility                            10            -
    Charges associated with MG Rover           (13)           -
    Settlement gain                             16            -
    Foreign currency gain                       18            -
    Pension curtailment gain                     -           18
    Stock options                                -          (12)
    Future income tax charge (recovery)
     related to tax rate changes                 -            6
    -------------------------------------------------------------------------
                                        $     (115)  $      (27)  $      (88)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The unusual items for 2005 have been discussed above in the "Highlights" section. During 2004, the unusual items were as follows:

    - asset impairments charges relating to certain exterior systems facilities in Europe and North America;
    - restructuring charges in Europe related to the reorganization and closure of certain interiors facilities, and restructuring charges in North America related primarily to certain program specific assets;
    - a pension curtailment gain as a result of freezing certain defined benefit pension plans;
    - a one-time charge to compensation expense as a result of modifying option agreements with certain of our former employees; and
    - a future income tax recovery as a result of a reduction in future income tax rates in Europe.
    >>

    Excluding the unusual items, net income increased $51 million as a result of an increase in gross margin of $63 million and decreases in interest expense, net, minority interest expense and income taxes of $20 million, $60 million and $74 million, respectively. These factors were partially offset by increases in SG&A spending and depreciation and amortization of $33 million and $127 million, respectively, and a $6 million decrease in equity income.
    Gross margin as a percentage of total sales decreased to 13.1% for 2005 compared to 14.3% for 2004. Excluding the unusual items discussed above, gross margin as a percentage of total sales for 2005 decreased 1.1% due to:

    <<
    - an increase in commodity prices, combined with lower scrap steel prices;
    - a decrease in production volumes for several of our high content programs including the GMT800 platform, and the Ford Freestar and Mercury Monterey;
    -   inefficiencies at certain facilities;
    - the acquisition of the NVG business, which operated at margins that are lower than our consolidated average gross margin;
    -   incremental customer price concessions;
    - costs incurred during 2005 at new facilities in preparation for programs that launched during 2005 or for programs that will be launching subsequent to the end of the year; and
    -   an increase in tooling and other sales that earn low or no margins.

    The factors contributing to the decrease in gross margin as a percentage of sales were partially offset by:

    -   productivity and efficiency improvements at certain divisions;
    -   price reductions from our suppliers;
    - decreased complete vehicle assembly sales for certain vehicles accounted for on a full-cost basis; and
    -   incremental gross margin earned on program launches.

    Excluding unusual items discussed above, the increase in depreciation and amortization costs for 2005 was primarily as a result of:

    - an increase in assets employed in the business to support future growth;
    -   amortization of fair value increments related to the Privatizations;
    -   acquisitions completed during or subsequent to 2004; and
    - an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar against the U.S. dollar.

    SG&A expenses as a percentage of sales decreased to 5.3% for 2005 compared to 5.7% for 2004. Excluding unusual items discussed above, SG&A increased $33 million primarily a result of:

    -   increased spending as a result of the acquisition of NVG;
    - additional stock compensation expense as a result of the Privatizations;
    - an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar against the U.S. dollar; and
    - higher infrastructure costs to support the increase in sales levels, including spending to support program launches.
    >>

    The decrease in minority interest expense is a result of the elimination of minority interest for Tesma, Decoma and Intier for the periods subsequent to the Privatizations.

    Earnings per Share

    Diluted earnings per share decreased 15% or $1.05 to $5.90 for 2005 compared to $6.95 for 2004. Included in the $1.05 decrease in diluted earnings per share is the net decrease in diluted earnings per share of $0.77 related to the unusual items discussed above.
    Excluding the unusual items, diluted earnings per share decreased $0.28 from 2004 to 2005 as a result of a 12% increase in the weighted average number of diluted shares outstanding during the year partially offset by the increase in net income (excluding unusual items).
    The increase in the weighted average number of diluted shares outstanding was primarily as a result of the additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations.

    Financial Position
    -------------------------------------------------------------------------

    Cash and cash equivalents

    During 2005, our cash resources increased by $163 million to $1.7 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities.

    Total assets

    During 2005, total assets increased by $706 million to $12.3 billion as a result of:

    <<
    - the Privatizations, which added approximately $500 million of total assets;
    - investments (including fixed, other long-term, and non-cash working capital assets) in new and existing production facilities to support our continued growth;
    -   the growth in our cash resources, as discussed above; and
    - an increase in U.S. dollar reported amounts of our assets as a result of the strengthening of the Canadian dollar partially offset by the weakening of the euro and British pound, all against the U.S. dollar.
    >>

    Financing Resources

    Total capitalization increased by 4% or $312 million to $7.5 billion for 2005 compared to $7.2 billion for 2004. The increase in capitalization is a result of a $1.2 billion increase in shareholders' equity, offset in part by a $918 million decrease in liabilities.
    The increase in shareholders' equity is a result of:

    <<
    - an increase in share capital primarily as a result of the Class A Subordinate Voting Shares issued in connection with the Privatizations; and
    -   net income earned during 2005.

    The increases in equity were partially offset by:

    -   dividends paid; and
    -   a decrease in the currency translation adjustment.

    The decrease in liabilities is primarily a result of:

    -   the decrease in minority interest as a result of the Privatizations;
        and
    -   decreases in long-term debt as a result of the repayment of:
        - the first series of our senior unsecured notes related to the acquisition of NVG; and
        -  the outstanding debt on Decoma's term debt facility.
    >>

    On October 12, 2005 we completed a new five-year revolving term facility that expires on October 12, 2010. The facility has a North American tranche of $1.57 billion, a European tranche of (euro)300 million and an Asian tranche of $50 million.

    SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
    -------------------------------------------------------------------------

    The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

    <<
                                        For the three month periods ended
                                   ------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2006       2006       2006       2006
    -------------------------------------------------------------------------

    Sales                          $  6,019   $  6,369   $  5,424   $  6,368

    Net income                     $    212   $    193   $     94   $     29

    Earnings per Class A
     Subordinate Voting
     or Class B Share
      Basic                        $   1.95   $   1.78   $   0.87   $   0.26
      Diluted                      $   1.91   $   1.75   $   0.86   $   0.26
    -------------------------------------------------------------------------

                                        For the three month periods ended
                                   ------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2005       2005       2005       2005
    -------------------------------------------------------------------------

    Sales                          $  5,718   $  5,858   $  5,381   $  5,854

    Net income                     $    172   $    225   $    159   $     83

    Earnings per Class A
     Subordinate Voting
     or Class B Share
      Basic                        $   1.69   $   2.10   $   1.47   $   0.76
      Diluted                      $   1.68   $   2.06   $   1.44   $   0.75
    -------------------------------------------------------------------------
    >>

    In general, sales increased from 2005 to 2006 as a result of product launches, the acquisition of CTS in February 2006, and the strengthening of the Canadian dollar against the U.S. dollar. The third quarter of both years is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

    Included in the quarterly net income are the following unusual items that have been discussed earlier in this MD&A:

    <<
                                        For the three month periods ended
                                   ------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2006       2006       2006       2006
    -------------------------------------------------------------------------

    Impairment charges             $      -   $      -   $      -   $    (46)
    Restructuring charges                (9)       (18)        (4)       (34)
    Sale of facilities                    -        (15)         -          -
    Future tax recovery                   -         10          -          -
    -------------------------------------------------------------------------
                                   $     (9)  $    (23)  $     (4)  $    (80)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                        For the three month periods ended
                                   ------------------------------------------
                                     Mar 31,    Jun 30,    Sep 30,    Dec 31,
                                       2005       2005       2005       2005
    -------------------------------------------------------------------------

    Impairment charges             $      -   $     (5)  $      -   $    (93)
    Restructuring charges                (4)        (7)       (11)       (26)
    Charges associated with
     MG Rover                           (13)         -          -          -
    Foreign currency gain                 -         18          -          -
    Settlement gain                       -          -         16          -
    Sale of facility                      -         10          -          -
    -------------------------------------------------------------------------
                                   $    (17)  $     16   $      5   $   (119)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2006 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------

    The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; the termination by our customers of any material contracts; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with new program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    <<
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME
    (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended        Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                            Note       2006       2005       2006       2005
    -------------------------------------------------------------------------

    Sales                          $  6,368   $  5,854   $ 24,180   $ 22,811
    -------------------------------------------------------------------------

    Cost of goods sold                5,701      5,094     21,211     19,831
    Depreciation and
     amortization                       210        196        790        711
    Selling, general and
     administrative            7        370        314      1,360      1,198
    Interest (income)
     expense, net                        (6)         1        (14)         6
    Equity income                        (3)        (2)       (13)        (8)
    Impairment charges         2         54        126         54        131
    -------------------------------------------------------------------------
    Income from operations
     before income taxes and
     minority interest                   42        125        792        942
    Income taxes                         13         42        264        292
    Minority interest                     -          -          -         11
    -------------------------------------------------------------------------
    Net income                     $     29   $     83   $    528   $    639
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share:
      Basic                        $   0.26   $   0.76   $   4.86   $   5.99
      Diluted                      $   0.26   $   0.75   $   4.78   $   5.90
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B
     Share                         $   0.38   $   0.38   $   1.52   $   1.52
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of
     Class A Subordinate
     Voting and Class B
     Shares outstanding
     during the period
     (in millions):
      Basic                           108.8      108.4      108.6      106.7
      Diluted                         110.5      111.1      111.4      109.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended        Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           $  3,784   $  3,368   $  3,409   $  2,937
    Net income                           29         83        528        639
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                     (40)       (42)      (164)      (167)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  3,773   $  3,409   $  3,773   $  3,409
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended        Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                            Note       2006       2005       2006       2005
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income                     $     29   $     83   $    528   $    639
    Items not involving
     current cash flows                 295        325        911        901
    -------------------------------------------------------------------------
                                        324        408      1,439      1,540
    Changes in non cash
     operating assets and
     liabilities                        474        750        157        158
    -------------------------------------------------------------------------
                                        798      1,158      1,596      1,698
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (249)      (321)      (793)      (848)
    Purchase of subsidiaries   3        (30)       (19)      (284)      (187)
    Increase in investments
     and other assets                   (41)       (27)       (99)      (127)
    Proceeds from disposition            26         46         65        111
    -------------------------------------------------------------------------
                                       (294)      (321)    (1,111)    (1,051)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Repayments of debt                 (249)       (96)      (275)      (329)
    Issues of debt                        -          -         24         49
    Issues of Class A
     Subordinate Voting Shares           12          1         28         21
    Dividends                           (40)       (42)      (163)      (167)
    -------------------------------------------------------------------------
                                       (277)      (137)      (386)      (426)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and cash
     equivalents                          9         (9)       104        (58)
    -------------------------------------------------------------------------

    Net increase in cash and
     cash equivalents during
     the period                         236        691        203        163
    Cash and cash equivalents,
     beginning of period              1,649        991      1,682      1,519
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,885   $  1,682   $  1,885   $  1,682
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                   December 31,  December 31,
                                            Note          2006          2005
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                     $      1,885  $      1,682
    Accounts receivable                                  3,629         3,436
    Inventories                                          1,437         1,388
    Prepaid expenses and other                             109            97
    -------------------------------------------------------------------------
                                                         7,060         6,603
    -------------------------------------------------------------------------
    Investments                                            151           142
    Fixed assets, net                                    4,114         4,124
    Goodwill                                 2,3         1,096           918
    Future tax assets                                      255           208
    Other assets                                           478           326
    -------------------------------------------------------------------------
                                                  $     13,154  $     12,321
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                             $         63  $         89
    Accounts payable                                     3,608         3,241
    Accrued salaries and wages                             453           474
    Other accrued liabilities                  4           426           394
    Income taxes payable                                   135            59
    Long term debt due within one year                      98           131
    -------------------------------------------------------------------------
                                                         4,783         4,388
    -------------------------------------------------------------------------
    Deferred revenue                                        73            85
    Long term debt                                         605           700
    Other long term liabilities                            288           241
    Future tax liabilities                                 248           342
    -------------------------------------------------------------------------
                                                         5,997         5,756
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                              6
      Class A Subordinate Voting Shares
        (issued: 108,787,387;
         December 31, 2005 - 108,184,395)                2,505         2,470
      Class B Shares
        (convertible into Class A Subordinate
         Voting Shares)
        (issued: 1,092,933;
         December 31, 2005 - 1,093,983)                      -             -
    Contributed surplus                        7            65            65
    Retained earnings                                    3,773         3,409
    Currency translation adjustment                        814           621
    -------------------------------------------------------------------------
                                                         7,157         6,565
    -------------------------------------------------------------------------
                                                  $     13,154  $     12,321
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes


    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles, as set out in the 2005 annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2006 and the results of operations and cash flows for the three months and years ended December 31, 2006 and 2005.

    2.  GOODWILL AND LONG-LIVED ASSETS

        In conjunction with the Company's annual goodwill impairment analysis and consideration of other indicators of impairment of its long-lived assets at certain operations, the Company has recorded impairment charges as follows:

                                    Three months ended        Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2006       2005       2006       2005
        ---------------------------------------------------------------------

        (a) Long-lived assets
             impairments:
              Europe               $     41   $     84   $     41   $     89
              North America              13         21         13         21

        (b) Goodwill impairment:
              Europe                      -         21          -         21
        ---------------------------------------------------------------------
                                   $     54   $    126   $     54   $    131
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a)   Long-lived assets impairments

              Europe During 2006, the Company recorded asset impairments of $41 million ($38 million after tax) relating to certain assets and facilities in Germany, Austria, the United Kingdom, the Czech Republic and Spain. Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, asset impairments were recorded as follows:

              Germany (exterior systems)                            $     18
              Austria (powertrain systems)                                11
              United Kingdom (interior systems)                            8
              Czech Republic (seating systems)                             2
              Spain (interior systems)                                     2
              ---------------------------------------------------------------
                                                                    $     41
              ---------------------------------------------------------------
              ---------------------------------------------------------------

              During 2005, the Company recorded asset impairments of $89 million ($63 million after tax) relating to certain assets and facilities including:

              In the United Kingdom, Belgium and Germany, the Company identified issues relating to certain exterior systems facilities, including: (i) recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects at certain of these facilities;
              (ii) uncertain long-term production volumes for the United Kingdom market in general; (iii) excess paint capacity in the European market; and (iv) the resultant rationalization of painting and moulding facilities. As a result, an asset impairment of $80 million was recorded.

              The Company also identified an impairment at a closure systems facility in the Czech Republic. Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, an asset impairment of $8 million was recorded.

              North America

              During 2006, the Company identified issues relating to certain interior systems facilities in the United States, including projected losses throughout the Company's business planning period as a result of existing and forecasted sales levels. As a result, the Company recorded asset impairments of $13 million ($8 million after tax) relating to certain assets at these facilities.

              During 2005, the Company recorded an asset impairment of $21 million ($14 million after tax) relating to certain assets and facilities.

              The Company identified issues relating to an exterior systems facility in Canada, including losses that were projected to be incurred throughout the Company's business planning period as a result of existing and projected sales levels. As a result, an asset impairment of $12 million was recorded.

              The Company also identified issues relating to certain powertrain facilities in the United States, including:
              (i) ceasing operations at a facility; and (ii) recurring losses that were projected to continue. As a result, asset impairments of $9 million were recorded in respect of certain assets at these facilities.

        (b)   Goodwill impairment

              In conjunction with its annual business planning cycle, the Company completed its goodwill impairment analysis. As a result of this analysis, during 2005 the Company recorded a $21 million goodwill impairment charge related to its exterior systems reporting unit in Europe. This impairment charge was not tax benefited. No goodwill impairment charge was recorded during 2006.

    3.  ACQUISITIONS

        (a)   For the year ended December 31, 2006

              (i) CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen
              ("CTS")

              On February 2, 2006, Magna acquired CTS, a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include DaimlerChrysler, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

              The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $197 million, including goodwill and intangible assets of $123 million and $74 million, respectively.

              (ii) Magna Golf Club

              On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. ("MEC") for total cash consideration
              $46 million. The transaction was reviewed by a Special Committee of, and approved by the independent members of, Magna's Board of Directors following the unanimous recommendation of the Special Committee.

              (iii) Fontana Golf and Sports Club

              On November 1, 2006, the Company purchased the Fontana Golf and Sports Club in Austria from MEC for total consideration of $38 million. The transaction was reviewed by a Special Committee of, and approved by the independent members of, Magna's Board of Directors following the unanimous recommendation of the Special Committee.

              (iv) Other

              During 2006, the Company also acquired a number of small manufacturing and engineering facilities. Total consideration for these acquisitions amounted to $19 million, consisting of $18 million paid in cash and $1 million of assumed debt.

        (b) For the year ended December 31, 2005

              (i) Tesma

              On February 6, 2005, Magna acquired the 56% equity interest in Tesma international Inc. ("Tesma") that it did not previously own for total consideration of $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares and cash of $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of $17 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $270 million, including fixed assets of $50 million, intangible assets of $119 million, goodwill of $155 million and future taxes liabilities of $54 million.

              (ii) Decoma

              On March 6, 2005, Magna acquired the 27% equity interest in Decoma International Inc. ("Decoma") that it did not previously own for total consideration of $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares and cash of $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of $2 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $78 million, including fixed assets of $29 million, goodwill of $59 million and future taxes liabilities of $10 million.

              (iii) Intier

              On April 3, 2005, Magna acquired the 15% equity interest in Intier Automotive Inc. ("Intier") that it did not previously own for total consideration of $202 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares and cash of $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier resulting in an increase in the purchase price of $23 million, representing the approximate fair value of the stock options assumed. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $87 million, including fixed assets of $19 million, intangible assets of $40 million, goodwill of $47 million and future taxes liabilities of $19 million.

              (iv) Other

              During 2006, the purchase equations for the Privatizations were finalized which resulted in a net change to the Company's consolidated balance sheet consisting of a decrease in fixed assets of $206 million, and increases in other assets, goodwill and future tax liabilities of $141 million, $45 million and $20 million, respectively.

              During 2005, the Company also completed the acquisition of a number of small manufacturing facilities. The total consideration for the above noted acquisitions amounted to approximately $21 million (net of cash acquired) paid in cash and $12 million of assumed debt.


    4.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                             2006       2005
        ---------------------------------------------------------------------

        Balance, beginning of period                     $     96   $     57
        Expense, net                                            7         13
        Settlements                                            (5)        (8)
        Acquisition                                             6          -
        Foreign exchange and other                              2         (3)
        ---------------------------------------------------------------------
        Balance, March 31,                                    106         59
        Expense, net                                            7         24
        Settlements                                            (3)        (2)
        Foreign exchange and other                              5         (4)
        ---------------------------------------------------------------------
        Balance, June 30,                                     115         77
        Expense (income), net                                 (39)        14
        Settlements                                            (9)        (2)
        Foreign exchange and other                              -         (2)
        ---------------------------------------------------------------------
        Balance, September 30,                                 67         87
        Expense, net                                           28         20
        Settlements                                           (10)        (9)
        Foreign exchange and other                              3         (2)
        ---------------------------------------------------------------------
        Balance, December 31,                            $     88   $     96
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                    Three months ended        Year ended
                                       December 31,          December 31,
                                   --------------------  --------------------
                                       2006       2005       2006       2005
        ---------------------------------------------------------------------

        Defined benefit pension
         plans and other           $      7   $      9   $     23   $     20
        Termination and long
         service arrangements             5          6         19         17
        Retirement medical
         benefits plan                    5          2         14          9
        ---------------------------------------------------------------------
                                   $     17   $     17   $     56   $     46
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    6.  CAPITAL STOCK

        (a) Changes in the Class A Subordinate Voting Shares for the three months and year ended December 31, 2006 are shown in the following table (numbers of shares in the following table are expressed in whole numbers):

                                                       Subordinate Voting
                                                   ------------------------
                                                    Number of         Stated
                                                       shares          value
              ---------------------------------------------------------------

              Issued and outstanding at
               December 31, 2005                  108,184,395   $      2,470
              Issued for cash under the
               Incentive Stock Option Plan            166,209             11
              Issued under the Dividend
               Reinvestment Plan                        5,770              1
              ---------------------------------------------------------------
              Issued and outstanding at
               March 31, 2006                     108,356,374          2,482
              Issued for cash under the
               Incentive Stock Option Plan            140,535             10
              Issued under the Dividend
               Reinvestment Plan                        3,302              -
              Repurchase of Class A Subordinate
               Voting Shares(i)                             -             (6)
              ---------------------------------------------------------------
              Issued and outstanding at
               June 30, 2006                      108,500,211          2,486
              Issued for cash under the
               Incentive Stock Option Plan             10,137              1
              Issued under the Dividend
               Reinvestment Plan                        2,835              -
              ---------------------------------------------------------------
              Issued and outstanding at
               September 30, 2005                 108,513,183          2,487
              Issued for cash under the
               Incentive Stock Option Plan            271,028             18
              Issued under the Dividend
               Reinvestment Plan                        2,126              -
              Conversion of Class B Shares to
               Class A Subordinate Voting Shares        1,050              -
              ---------------------------------------------------------------
              Issued and outstanding at
               December 31, 2006                  108,787,387   $      2,505
              ---------------------------------------------------------------
              ---------------------------------------------------------------

              (i) During the year ended December 31, 2006, 80,407 Magna Class A Subordinate Voting Shares, which were purchased for cash consideration of $6 million, were awarded on a restricted basis to an executive. Since this stock has not been released to the executive, it has been reflected as a reduction in the stated value of the Company's
                    Class A Subordinate Voting Shares.

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 23, 2007 were exercised or converted:

              Class A Subordinate Voting and Class B Shares      109,944,722
              Subordinated Debentures(i)                           1,096,589
              Stock options(ii)                                    4,015,541
              ---------------------------------------------------------------
                                                                 115,056,852
              ---------------------------------------------------------------
              ---------------------------------------------------------------

              (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

                    The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

              (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    7.  STOCK BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                              2006                           2005
             -------------------------------- -------------------------------
              Options outstanding             Options outstanding
             ---------------------            --------------------
                                     Options                         Options
                        Exercise     exercis-           Exercise     exercis-
                Options  price(i)       able    Options  price(i)       able
                     No.    Cdn$          No.        No.    Cdn$          No.
    -------------------------------------------------------------------------

    Beginning
     of year  4,600,039    75.46   4,116,104  2,614,376    85.74   2,042,876
    Assumed on
     privati-
     zation           -        -           -  1,053,353    71.31     864,688
    Granted     115,000    87.80           -     35,000    85.75           -
    Exercised  (166,209)   58.32    (166,209)  (170,106)   61.09    (170,106)
    Vested            -        -      80,100          -        -       9,291
    Cancelled   (17,001)   93.35     (12,059)         -        -           -
    -------------------------------------------------------------------------
    March 31  4,531,829    76.33   4,017,936  3,532,623    82.62   2,746,749
    Assumed on
     privati-
     zation           -        -           -  1,377,067    54.11     973,668
    Exercised  (140,535)   62.92    (140,535)   (80,486)   53.67     (80,486)
    Vested            -        -       8,138          -        -      11,775
    Cancelled    (6,862)   73.11      (2,658)   (17,033)   84.60           -
    -------------------------------------------------------------------------
    June 30   4,384,432    76.76   3,882,881  4,812,171    74.94   3,651,706
    Exercised   (10,137)   65.55     (10,137)  (152,211)   60.56    (152,211)
    Vested            -        -     107,004          -        -     281,020
    Cancelled   (15,198)  107.83     (15,198)    (4,506)   94.66      (1,163)
    -------------------------------------------------------------------------
    September
     30       4,359,097    76.68   3,964,550  4,655,454    75.39   3,779,352
    Exercised  (271,028)   65.16    (271,028)   (40,886)   61.20     (40,886)
    Vested            -        -     118,429          -        -     386,936
    Cancelled      (820)   60.25        (615)   (14,529)   95.05      (9,298)
    -------------------------------------------------------------------------
    December
     31       4,087,249    77.45   3,811,336  4,600,039    75.46   4,116,104
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

              (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

        (b) The fair value of stock options is estimated at the date of grant using the Black Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                    Three months ended      Six months ended
                                        December 31,          December 31,
                                  --------------------- ---------------------
                                       2006       2005       2006       2005
              ---------------------------------------------------------------
              Risk free interest rate     -          -       3.99%      3.24%
              Expected dividend yield     -          -       2.05%      2.18%
              Expected volatility         -          -         23%        23%
              Expected time until
               exercise                   -          -    4 years    2 years
              ---------------------------------------------------------------

              Weighted average fair
               value of options
               granted or modified
               in period (Cdn$)    $      -   $      -   $  14.89   $  18.48
              ---------------------------------------------------------------

              Compensation expense
               recorded in selling,
               general and
               administrative
               expenses            $      1   $      2   $      5   $     11
              ---------------------------------------------------------------

        (c) During 2006, $7 million (2005 - $4 million; 2004 - $3 million) has been charged to compensation expense relating to the restricted stock arrangements. At December 31, 2006, unamortized compensation expense related to the restricted stock arrangements was $42 million, and has been presented as a reduction of shareholders' equity.

        (d) Contributed surplus consists of accumulated stock-based compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the accumulated restricted stock compensation expense, and the value of the holders conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity of contributed surplus:

                                                             2006       2005
              ---------------------------------------------------------------

              Balance, beginning of year                 $     62   $     16
              Impact of privatization
               transactions (note 7)                            -         20
              Stock-based compensation expense                  2          2
              Exercise of options                              (3)        (5)
              ---------------------------------------------------------------
              Balance, March 31,                               61         33
              Impact of privatization
               transaction (note 7)                             -         25
              Stock-based compensation expense                  3          5
              Exercise of options                              (3)        (2)
              ---------------------------------------------------------------
              Balance, June 30,                                61         61
              Stock-based compensation expense                  4          3
              Exercise of options                               -         (3)
              ---------------------------------------------------------------
              Balance, September 30,                           65         61
              Stock-based compensation expense                  3          2
              Exercise of options                              (6)        (1)
              ---------------------------------------------------------------
              Balance, December 31,                            62         62
              Holders conversion option                         3          3
              ---------------------------------------------------------------
                                                         $     65   $     65
              ---------------------------------------------------------------
              ---------------------------------------------------------------

    8.  SEGMENTED INFORMATION

        The following table shows certain information with respect to segment disclosures:

                                              Three months ended
                                               December 31, 2006
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  1,577   $  1,518              $  1,065
          United States               1,361      1,320                 1,096
          Mexico                        441        395                   368
          Eliminations                 (132)         -                     -
        ---------------------------------------------------------------------
                                      3,247      3,233   $     40      2,529
        Europe
          Euroland                    2,630      2,583                 1,032
          Great Britain                 272        272                    84
          Other European countries      164        188                   118
          Eliminations                   (1)         -                     -
        ---------------------------------------------------------------------
                                      3,065      3,043        (35)     1,234
        Rest of World                   103         92          4        127
        Corporate and Other             (47)         -         27        224
        ---------------------------------------------------------------------
        Total reportable segments  $  6,368   $  6,368   $     36      4,114
        Current assets                                                 7,060
        Investments, goodwill and
         other assets                                                  1,980
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  13,154
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                              Three months ended
                                               December 31, 2005
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  1,719   $  1,647              $  1,078
          United States               1,394      1,339                 1,242
          Mexico                        332        321                   337
          Eliminations                 (125)         -                     -
        ---------------------------------------------------------------------
                                      3,320      3,307   $    194      2,657
        Europe
          Euroland                    2,233      2,183                 1,128
          Great Britain                 216        213                    66
          Other European countries      137        101                    87
          Eliminations                  (53)         -                     -
        ---------------------------------------------------------------------
                                      2,533      2,497        (93)     1,281
        Rest of World                    57         50         (3)        83
        Corporate and Other             (56)         -         28        103
        ---------------------------------------------------------------------
        Total reportable segments  $  5,854   $  5,854   $    126      4,124
        Current assets                                                 6,603
        Investments, goodwill and
         other assets                                                  1,594
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 12,321
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) EBIT represents operating income before interest income or expense.


                                                  Year ended
                                               December 31, 2006
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  6,410   $  6,165              $  1,065
          United States               5,594      5,403                 1,096
          Mexico                      1,644      1,493                   368
          Eliminations                 (540)         -                     -
        ---------------------------------------------------------------------
                                     13,108     13,061   $    575      2,529
        Europe
          Euroland                    9,485      9,323                 1,032
          Great Britain                 956        954                    84
          Other European countries      621        541                   118
          Eliminations                 (143)         -                     -
        ---------------------------------------------------------------------
                                     10,919     10,818        126      1,234
        Rest of World                   343        301          -        127
        Corporate and Other            (190)         -         77        224
        ---------------------------------------------------------------------
        Total reportable segments  $ 24,180  $  24,180  $     778      4,114
        Current assets                                                 7,060
        Investments, goodwill and
         other assets                                                  1,980
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 13,154
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                                  Year ended
                                               December 31, 2005
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------

        North America
          Canada                   $  6,513   $  6,215              $  1,078
          United States               5,714      5,468                 1,242
          Mexico                      1,123      1,071                   337
          Eliminations                 (551)         -                     -
        ---------------------------------------------------------------------
                                     12,799     12,754   $    733      2,657
        Europe
          Euroland                    8,714      8,533                 1,128
          Great Britain                 918        904                    66
          Other European countries      580        442                    87
          Eliminations                 (190)         -                     -
        ---------------------------------------------------------------------
                                     10,022      9,879         82      1,281
        Rest of World                   209        178          2         83
        Corporate and Other            (219)         -        131        103
        ---------------------------------------------------------------------
        Total reportable segments  $ 22,811   $ 22,811   $    948      4,124
        Current assets                                                 6,603
        Investments, goodwill and
         other assets                                                  1,594
        ---------------------------------------------------------------------
        Consolidated total assets                                   $ 12,321
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (i) EBIT represents operating income before interest income or expense.

    9.  RELATED PARTY TRANSACTIONS

        On March 31, 2006, the Company purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.

        On August 25, 2006 and November 1, 2006 the Company purchased the Magna Golf Club and Fontana Golf and Sports Club, respectively, from MEC (see note 3).

    10. SUBSEQUENT EVENTS

        On January 15, 2007, the Company acquired two facilities from Pressac Investments Limited for $55 million ( (euro) 43 million). The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, DaimlerChrysler and Fiat.

    11. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.
    >>